Exhibit 12.1

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,					Six Months Ended June 30,
	2010	2009	2008	2007	2006	2011	2010
Fixed charges (a) :
Interest, including amortization of deferred financing costs (b)	$445	$343	$402	$497	$632	$236	$191
Interest portion of rental payments	65	65	62	59	61	34	33

Total fixed charges	$510	$408	$464	$556	$693	$270	$224

Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes (c)	$72	$(77)	$(1,343)	$(992)	$(677)	$100	$(37)
Plus: Fixed charges (calculated above)	510	408	464	556	693	270	224

Earnings available to cover fixed charges	$582	$331	$(879)	$(436)	$16	$370	$187

Ratio of earnings to fixed charges (d)	1.14x	—	—	—	—	1.4x	—

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.
(b)	Does not include interest expense from discontinued operations of $87 million for the year ended December 31, 2006.
(c)	During 2009, 2008 and 2007, the Company recorded impairment charges of $33 million, $1,262 million and $1,195 million, respectively.
(d)	Earnings were not sufficient to cover fixed charges in 2009, 2008, 2007, 2006 and for the six months ended June 30, 2010.

For the years ended December 31, 2009, 2008, 2007 and 2006, earnings were less than fixed charges by $77 million, $1,343 million, $992 million and $677 million, respectively. For the six months ended June 30, 2010, earnings were less than fixed charges by $37 million.